[Company Letterhead]

Via Facsimile, Overnight Mail and EDGAR1

May 14, 2010

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention:  Mr. Todd K. Schiffman

Re:	The Bank of New York Mellon Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

File No. 000-52710

Dear Mr. Schiffman:

With respect to a comment letter dated April 30, 2010 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), this letter is our response to the Staff’s Comment Letter (the “Response”) relating to The Bank of New York Mellon Corporation’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Company Response

For your convenience, the text of the Staff’s comment is set forth in bold followed by our response. The headings and numbered response set out below correspond to the heading and numbered comment in the Staff’s Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 5. Market for Registrant’s Common Equity, Related Stockholder

Matters and Issuer Purchases of Equity Securities

1.	Please tell us and include in future filings the approximate number of holders of each class of your common equity as of the latest practicable date. Refer to Item 201(b) of Regulation S-K.

[1]	Certain confidential portions of this letter were omitted by redaction. The word “[Redacted]” has been inserted in place of the portion so omitted. Copies of the letter containing the redacted portion have been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.

Response to Comment 1

We respectfully submit that we have provided the disclosure required by Item 201(b) of Regulation S-K. Specifically, footnote (d) under the heading “Selected Quarterly Data” on page 82 of our 2009 Annual Report to Shareholders, which is incorporated by reference into Item 5 of our Form 10-K for the fiscal year ended December 31, 2009, states in part that, “[a]t Dec. 31, 2009, there were 27,727 shareholders registered with our stock transfer agent, compared with 29,428 at Dec. 31, 2008 and 28,904 at Dec. 31, 2007.”

2.	Please clarify to us that the 2.0 million shares you issued to HBOS Insurance and Investment Group Limited were not in exchange for cash compensation. If they were, please provide the information required by Item 701(c) of Regulation S-K.

Response to Comment 2

In November 2009, we issued 2.0 million shares of our common stock to HBOS Insurance and Investment Group Limited in connection with our acquisition of Insight Investment Management Limited. The shares of our common stock were not issued in exchange for cash compensation. We respectfully submit that we referenced the issuance of such shares in connection with the acquisition of Insight under the heading “Capital” on page 64 of our 2009 Annual Report to Shareholders, which is incorporated by reference into Item 5 of our Form 10-K for the fiscal year ended December 31, 2009.

Item 11. Executive Compensation

Annual Bonuses, page 45

3.	We note your disclosure that due to your net loss in 2009, awards could not be made under the Executive Incentive Compensation Plan approved by your shareholders in 2008. We further note that in March 2009 the Human Resources and Compensation Committee exercised its discretion and created a “balance scorecard” approach in order to determine the amount of cash and equity award bonuses to your named executive officers for 2009 bonuses.

Please provide us with proposed revised disclosure of the targets, trigger values and actual results of the performance objectives that make up the “individual component” of your “balanced scorecard” approach. For example you state that Mr. Hassell’s performance was reviewed against his performance objectives which were in five identified categories, but you did not disclose what his performance objectives were in those five categories.

To the extent you believe that disclosure of the performance objectives is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance measures and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Response to Comment 3

Under Item 402(b)(1) of Regulation S-K, we are required to discuss the compensation awarded to, earned by, or paid to, the named executive officers. Item 402(b)(1) provides that this discussion shall explain all material elements to the registrant’s compensation of the named executive officers and shall describe, among other things, how the registrant determines the amounts (and where applicable, the formula) for each element to pay. Instruction 1 to Item 402(b) of Regulation S-K explains that the purpose of the Compensation Discussion and Analysis is to provide investors with material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers. We respectfully submit that we have provided all of the information requested by Comment No. 3 in the Compensation Discussion and Analysis contained in our Proxy Statement (the “Proxy”) for our 2010 Annual Meeting of Shareholders (the “CD&A”) in accordance with Item 402(b)(1)(v) of Regulation S-K in describing how and why our Human Resources and Compensation Committee (the “HRCC”) determined the individual component of the bonuses paid to our named executive officers for 2009.

As we described in the CD&A, the balanced scorecard had two components – the corporate component and the individual component. The corporate component for 2009 was based on achievement by the Company of several quantitative measures. As we describe in the CD&A, the HRCC determined not to pay any 2009 annual incentives to the named executive officers under the corporate component because the Company had a net loss in 2009, low earnings growth compared to its peers and other than temporary impairment charges that were above budgeted levels. Details relating to the corporate component and how the HRCC made its determinations for 2009 with respect to the corporate component are described in detail on pages 46-47 of our CD&A.

The HRCC’s determination of the amount of the individual component of the balanced scorecard was not based on formulaic or quantifiable “targets” and “trigger values” for individual performance as Comment No. 3 suggests. Rather, as we explain below and in the CD&A, the individual component of the balanced scorecard is a discretionary award determined by the HRCC in its sole discretion after it considers a myriad of information and factors, of which assessment of the individual qualitative performance objectives was only one factor. The specific qualitative performance objectives for each named executive officer are based on his specific role in the Company and reflect internal management and specific job functions. As a result, we submit that disclosure of these specific qualitative objectives would not be meaningful, and could be potentially misleading, to investors.

At the beginning of 2009, the HRCC established a targeted amount of a bonus, which was allocated between the corporate component and the individual component (see page 45 of the CD&A). In addition, at the beginning of each year, qualitative performance objectives are established for each named executive officer. Four of our five named executive officers (Messrs. Kelly, Gibbons, Hassell and Elliott) are corporate level officers responsible for the overall performance of our Company. Their 2009 performance objectives were generally divided into five categories: financial, compliance and risk management, merger, client service and leadership. The fifth named executive officer, Mr. O’Hanley, was in charge of running our asset management business for 2009, which is one of our business segments. As we note on page 49, Mr. O’Hanley’s performance objectives related to the asset management business.

At the end of the year, the HRCC determined in its discretion the amount of the individual component for each named executive officer after it considered a myriad of information and factors including the Company’s operational and financial performance in 2009 (see pages 47-48 of our CD&A); the HRCC’s objective to encourage long term stability and continuity in the Company’s senior executive leadership team (see page 47 of our CD&A), each executive’s specific contributions to the Company’s overall operational and financial performance in 2009 (see pages 47-50 of our CD&A) and whether the executive achieved his qualitative individual performance objectives for 2009 based on his own self assessment (see pages 47-50 of our CD&A). After considering all of these factors, the HRCC exercised its discretion to establish the actual amounts of the individual component paid to the corporate level named executive officers for 2009.

Accordingly, we submit that we have complied with the requirements of Item 402(b)(1) of Regulation S-K and provided all of the material information that is necessary to an understanding of how and why the HRCC determined the amount of the individual component of the named executive officer’s bonuses for 2009.

Risk Assessment, page 39

4.	We note your disclosure as it relates to the required disclosure for companies that are TARP recipients. We note that you have not included any disclosure in response to Item 402(s) of the Regulation S-K. Please advise us of the basis of your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response to Comment 4

Item 402(s) of Regulation S-K requires the Company to discuss the registrant’s policies and practices of compensating its employees as they relate to risk management practices and risk-taking incentives “to the extent that risks arising from the registrant’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant.” (Emphasis added.)

As we discussed on pages 39-40 of our Proxy, the HRCC and our Chief Risk Officer undertook a detailed review in 2008 and 2009 of the Company’s compensation arrangements to evaluate these compensation arrangements to ensure that none of the Company’s compensation arrangements (for both executives and non-executives) encourage unnecessary and excessive risks that threaten the value of the Company or otherwise induce risk taking in excess of the Company’s risk tolerances. We discussed this process in detail on pages 39-40 of our Proxy.

Based on this careful review and analysis, we have concluded that risks arising from the Company’s compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on the Company. While we do not believe that Item 402(s) of Regulation S-K requires a statement of this conclusion, in an effort to be responsive to the Staff’s comment, we included language in Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 31, 2009 to this effect in Item 11.

5.	We are aware of the Federal Reserve’s “horizontal review” of compensation practices at large, complex banking organizations. Taking into consideration any discussions you have had with other regulators, please confirm that you continue to believe that risks arising from your compensation policies and practices for employees are not reasonably likely to have a material adverse effect on you.

Response to Comment 5

Taking into consideration discussions we have had with other regulators, we continue to believe that risks arising from our compensation policies and practices for employees are not reasonably likely to have a material adverse effect on us.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting and Reporting Policies

Nonperforming Assets, page 100

6.	We note your disclosure that an impairment allowance is measured on loans greater than $1 million and which meet the definition of an impaired loan. Please address the following:

•	Tell us the number, aggregate amount, average loan amount, and percentage of your commercial loans that are greater than $1 million.

•	Explain, and revise your future filings to clarify, how you concluded that $1 million would materially capture all loans that fall into the scope of ASC 310.

•	Explain, and revise your future filings to clarify, how you measure loans that fall within the scope of ASC 310 however are less than the $1 million threshold.

Response to Comment 6

We are a trust and fiduciary bank, and accordingly, our lending is primarily to institutional customers. As a result, our loans are generally larger than $1 million. We track all impaired loans. Impaired commercial loans in amounts less than $1 million at December 31, 2009 were $4.4 million and had an allowance for loan losses associated with them of $0.4 million resulting in a net book value of $4 million. The allowance for loan losses for impaired commercial loans less than $1 million was measured using ASC 450. This amount is clearly de minimis in light of our approximately $29 billion of capital. In future filings, we will indicate the amount of impaired loans below $1 million and the way the allowance is determined for these loans.

Below is a chart providing information with respect to the number, aggregate amount, average loan amount, and percentage of commercial loans that are greater than $1 million.

COMMERCIAL LOANS - 12/31/09 (a)

	Number of Loans	Aggregate Loan Amount	Average Loan Amount	Percent of Total Commercial Loans
Commercial Loans > $1 MM	1784	$16,252,902,727	$9,110,371	80%

(a)	Commercial loans exclude margin loans and overdrafts.

Note 5 – Securities, page 109

7.	We note you changed your intent to hold to maturity $1.7 billion of securities included in the held-to-maturity (HTM) portfolio in conjunction with the restructuring of your investment securities portfolio. So that we may better understand your accounting treatment, please address the following:

•

Tell us if any of the securities that were transferred into the HTM portfolio during 2008 are included in the securities you re-classified (or restructured) in 2009 and are now classified as Available-for-Sale (AFS). If so, provide us a listing of those securities, in tabular format, including:

•	each securities credit rating at the date they were transferred into HTM portfolio, and

•	each securities credit rating at the date they were reclassified back to the AFS portfolio (i.e. the date you changed your intent).

Response

On an amortized cost basis, $1.6 billion of the securities that were transferred into the HTM portfolio during 2008 are included in the securities we reclassified (or restructured) into the AFS portfolio in 2009.

The attached Exhibit I provides a tabular listing of those securities that were transferred into the HTM portfolio in 2008 and then restructured in 2009 and reclassified as AFS, including the credit ratings at September 12, 2008 and September 30, 2009.

We note that the Company also transferred approximately $85 million of HTM securities to AFS not associated with the 2008 transfer.

•

Provide additional discussion of any other evidence you used to support that deterioration of the underlying collateral of the securities had occurred. Tell us if any of the securities transferred to the HTM portfolio in 2008 were on the “watch list” of securities you viewed as having higher risk of impairment charges at the time.

Response

The table below provides details of the credit ratings of the securities transferred to AFS in connection with our investment portfolio restructuring in 2009 as of both the date of transfer in 2008 and the date in 2009 when our intent to hold to maturity changed. These securities transferred into HTM in 2008 had credit ratings of AA- or better, except for one $15 million bond rated single A. At the time of transfer in 2008 there was no expectation of inherent credit losses on such securities, consistent with our intent to hold these high credit quality assets to maturity at that time.

None of the securities transferred into HTM in 2008 were included on the Watch List, as the Company did not begin using the term “Watch List” in its public disclosures until the fourth quarter of 2008.

Credit Ratings of 2008 Transfers into HTM Subsequently Transferred to AFS in 2009

	Credit Rating September 2008	Credit Rating September 2009

AAA- to AAA+	1,613,039,060	396,946,841
AA- to AA+	17,105,737	41,320,098
A- to A+	15,187,118	163,701,415
BB- to BBB+	—	281,576,601
Below BB	—	761,786,961
Total	1,645,331,915	1,645,331,915

During the third quarter of 2009 our intent to hold these securities to maturity changed based upon evidence of significant credit deterioration of these securities. Supporting this significant credit deterioration, approximately 73% of these securities’ external credit ratings had fallen below AA-, whereas these assets had been rated above AA- at the initial time of transfer into HTM, except for one $15 million bond rated single A. Although 27% of the above securities or $438 million continued to be rated AA- or better as of the date of change in our intent, other market data discussed further below provided evidence of significant credit deterioration. The fair value of these securities declined from the third quarter of 2008 to 2009, which provided further evidence of significant credit deterioration. These $438 million of securities had prices ranging from 66 to 94. For each of the securities comprising this $438 million the Company projected credit losses ranging from 1% to 96%. This significant change in credit quality of the assets caused us to change our intent, during the third quarter of 2009, and decide to no longer hold these securities to maturity.

The additional $85 million reclassified to AFS from HTM at September 30, 2009 that were not associated with the September 12, 2008 transfer also suffered from credit deterioration. These securities had prices ranging from 5 to 76. On acquisition all of the securities were rated above AA-. On September 30, 2009 approximately $60 million of these transfers were rated BBB+ or below, while $25 million of these transfers were rated AA- or above. For the $25 million rated AA- or above the Company projected credit losses on each of these positions ranging from 18% to 100%.

•

Differentiate those securities that were re-classified from HTM to AFS from the remaining securities in HTM (i.e. those with the same characteristics, such as Alt-A RMBS, Prime RMBS, Subprime RMBS, etc.).

Response

As previously noted, we reclassified from HTM to AFS $1.7 billion of securities in the HTM portfolio. Securities transferred out of HTM consisted of $355 million of European Floating Rate Notes, $1,355 million of Alt-A, and $20 million of Subprime assets. After the transfers, the Company continued to have $3,325 million of European Floating Rate Notes, $333 million of Alt-A securities, and $30 million of Subprime securities remaining in its HTM portfolio. The Company evaluated its European Floating Rate Note, Alt-A and Subprime asset portfolios in connection with its decision in 2009 to restructure its investment securities portfolio. This evaluation included consideration of both the Company’s and external parties’ estimates of credit losses on the securities in these portfolios. Based upon this evaluation, the Company decided to reclassify to AFS those securities whose credit had significantly deteriorated and those for which the Company felt there was a high risk of loss. Securities left in HTM were considered to have a lower risk of loss.

•	Tell us how you determined that this reclassification did not call into question your intent and ability to hold the remaining securities in the HTM portfolio to maturity.

Response

Our reclassification of HTM securities into AFS in 2009 was a permitted change in our intent pursuant to ASC 320-10-25-6 without calling into question our intent associated with the remaining HTM portfolio. ASC 320-10-25-6 states that when there is a significant deterioration in the issuer’s creditworthiness an entity is permitted to reclassify such HTM assets into AFS without calling into question its intent to hold any remaining assets to maturity. We have provided detailed discussions above supporting the significant credit deterioration of the transferred securities.

The credit deterioration described in the ratings changes above also would result in higher risk weight for regulatory risk-based capital purposes and qualify the securities to be reclassified under ASC 320-10-25-6.

Note 26 – Commitments and Contingencies, page 144

8.	We note your disclosures beginning on page 147 regarding the various litigation matters to which the Company is exposed. We also note that in the majority of these situations, you have not disclosed either:

(i)	the possible loss or range of loss; or

(ii)	a statement that an estimate of the loss cannot be made.

In this regard, while we acknowledge previous discussions with the Staff on this matter, we do not believe that general boilerplate disclosure indicating that judgments or settlements, after giving effect to reserves and insurance, may be material to your operating results for a particular period satisfies the criteria in ASC 450. ASC 450 indicates that if an unfavorable outcome is determine to be reasonably possible but not probable, or if the amount of loss cannot be reasonable estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances where an accrual may have been recorded as all of criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your disclosures beginning in the first quarter Form 10-Q to include all of disclosures required by paragraph 3-5 of ASC 450-20-50.

Response to Comment 8

We note your request to revise our disclosure beginning in our Form 10-Q for the quarter ended March 31, 2010 to include all of the disclosures required by paragraphs 3 – 5 of ASC 450-20-50, as well as your notation that we have not disclosed, in the majority of our discussions on litigation matters, either (i) the possible loss or range of loss or (ii) a statement that an estimate of the loss cannot be made for each such matter. Paragraph 450-20-50-1 states the disclosure of “the nature of an accrual . . . and in some circumstances the amount accrued, may be necessary for the financial statements not to be misleading.” (Emphasis added) We believe our disclosures accurately describe the financial condition of the Company as well as all material risks and contingencies. Disclosure of individual amounts accrued is not necessary because even the aggregate accrual amount is not material.

Notwithstanding the foregoing, in light of the Staff’s comment, in our Quarterly Report on Form 10-Q for the quarter ended on March 31, 2010, we added the following disclosure regarding our accruals for legal proceedings, the appropriateness of those accruals and the possibility of the impact of future accruals on our net income, and anticipate adding this language in the appropriate future filings discussing our legal proceedings:

“In view of the inherent unpredictability of litigation and regulatory matters, particularly where the damages sought are substantial or indeterminate, the investigations or proceedings are in the early stages, or the matters involve novel legal theories or a large number of parties, BNY Mellon cannot state with certainty the timing or ultimate resolution of litigations and regulatory matters or the eventual loss, fines, penalties or business impact, if any, associated with each pending matter. In accordance with ASC 450 (formerly SFAS 5), BNY Mellon establishes reserves for litigation and regulatory matters when those matters present loss contingencies that both are probable and can be reasonably estimated as is the case in certain of the legal matters described. For these matters and others which are disclosed because an unfavorable outcome is reasonably possible but not probable, there may be a range of possible losses which either cannot be estimated or, to the extent a range could possibly be determined, the range would be so imprecise, uncertain or wide as to not be meaningful. BNY Mellon believes that its accruals for legal proceedings are appropriate and in the aggregate are not material to the consolidated financial position of BNY Mellon, although future accruals could have a material effect on net income in a given period.”

*    *    *    *    *

On behalf of the Company, I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please contact me at (212) 635-1901 (facsimile transmission (212) 635-1121) or John Park, Controller at (212) 635-7080 (facsimile transmission (212) 635-8523).

Yours very truly,

THE BANK OF NEW YORK MELLON CORPORATION

/s/ Thomas P. Gibbons
Name:	Thomas P. Gibbons
Title:	Chief Financial Officer

Exhibit I

[Redacted]